
Mail Stop: 3561

January 11, 2018

Via E-mail
Scott Myers
President and Chief Executive Officer
Cascadian Therapeutics, Inc.
3101 Western Avenue, Suite 600
Seattle, Washington 98121

> **Re:** **Cascadian Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 29, 2017**
> **File No. 333-222362**

Dear Mr. Myers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Robert Freedman
        Fenwick & West LLP